Filed by Express Scripts, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Caremark Rx, Inc.
Commission File No.: 001-14200

Express Scripts
Moderator: David Myers
March 7, 2007
6:00 p.m. EST
OPERATOR: Good evening everyone, my name is Jeanie (ph) and I will be your conference operator tonight. At this time, I would like to welcome everyone to the Express Scripts conference call. All lines have been placed on mute to prevent any background noise. After the speaker’s remarks there will be a question-and-answer session. If you would like to pose a question during this time, please press star then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key, thank you.
At this time, I would like to turn the call over to Mr. David Myers, sir, you may begin your conference.
DAVID MYERS, VICE PRESIDENT, INVESTOR RELATIONS, EXPRESS SCRIPTS: Thank you, Operator. And good afternoon everyone. I’m David Myers, Vice President of Investor Relations at Express Scripts. With me this afternoon are George Paz, our CEO and Ed Stiften, our Chief Financial Officer, as well as Tom Boudreau, our General Counsel.
Before we begin, I need to read the following. Statements or comments made on this conference call may be forward-looking statements, and may include but are not necessarily limited to financial projections or other statements of the company’s plans, objective, expectations or intentions. These matters involve certain risks and uncertainties. The company’s actual results may differ significantly from those projected or suggested in any forward-looking statements, due to a variety of factors which are discussed in detail in our SEC filings.
Express Scripts has filed a proxy statement in connection with Caremark special meeting of stockholders in which Caremark stockholders will consider the CVS merger agreement and matters and connection therewith. Express Script stockholders are strongly advised to read the proxy statement, and accompanying form of gold proxy card, as they contain important information. Express Scripts also intends to file a proxy statement in connection with Caremark’s annual meeting of stockholders at which the Caremark stockholders will vote on the election of directors to the Board of Directors of Caremark.
Express Scripts stockholders are strongly advised to read this proxy statement and accompanying proxy card, when they become available, as each will contain important information. Stockholders may obtain each proxy statement, proxy card and any amendments or supplements thereto, which are or will be filed with the SEC free of charge at the SEC’s Web site, SEC.gov or by directing a request to McKinsey Partners Inc at 800-322-2885, or by e-mail at ExpressScripts@McKinseyPartners.com.
In addition, this material is not a substitute for the prospectus offer to exchange and registration statement that Express Scripts has filed with the SEC, regarding its exchange offer for all of the out standing shares of common stock of Caremark. Investors and security holders are urged to read these documents, all other applicable documents, and any amendments or supplements thereto, when they become available, because each contains or will contain important information. Such documents are and will be available free of charge at the SEC’s Web site, or by directing a request to McKinsey Partners.
Express Scripts and its directors, executive officers and other employees may be deemed to be participants in any solicitation Express Scripts or Caremark stockholders in connection with the proposed transaction. Information about Express Scripts directors and executive officer is available in Express Scripts proxy statement, dated April 18, 2006 filed in connection with its 2006 annual meeting of stockholders. Additional information about the interest of potential participants is included in the proxy statement, filed in connection with Caremark special meeting to approved the proposed merger with CVS and will be included in any proxy statement regarding the proposed transaction. We have also filed additional information regarding our solicitation of stockholders with respect to Caremark’s annual meeting on a schedule 14A pursuant to rule 14A-12 on January 9, 2007.
With that, I’ll now turn the call over to George Paz, and who will discuss this afternoon’s announcement.

GEORGE PAZ, CEO: Thank you, David. Good afternoon everyone and thank you all for joining us on such short notice. Today, we announced that we are enhancing our offer to acquire Caremark. As you know, our offer is to acquire all outstanding shares of Caremark for $29.25 in cash, and 0.426 shares of Express Scripts stock for each share of Caremark stock. We will now pay additional cash consideration of approximately six percent per annum on the $29.25 cash portion of our offer.
This increased consideration a ticking fee of $0.00481 of cash per share per day will accrue commencing April 1, 2007, through the closing date of Express Scripts acquisition of Caremark or 45 days after the company receives FTC approval of the transaction, whichever come first. This additional cash consideration we pay to Caremark stockholders upon the acquisition of Caremark.
As you know, the waiting period under the current HSR filing expires on March 8, 2007. It has become apparent that the FTC will require additional time to review our transaction with Caremark and we expect to receive a second request. The PBM industry is highly competitive, and will remain so after the combination of Express Scripts and Caremark. For example, more than 30 different companies provide prescription drug management services to the Fortune 500. We believe given the level of competition, we will successfully complete the regulatory review process in a timely manner.
Our enhanced offer demonstrates our commitment to this transaction and our confidence and our ability to close this transaction, no later than the third quarter of 2007. We have been seeing strong underlying trends in our business, including greater success with the mid market mid year renewals, higher membership growth in the middle market and lower drug purchasing costs. Accordingly, we are again, increasing our previous 2007 earnings guidance from a range of 408 to 420 to a range of $4.14 to $4.26. This increased guidance is based on Express Scripts standalone performance, and specifically excludes the financial impact of either a completed acquisition or an unsuccessful effort to be the acquirer of Caremark.
We have not yet adjusted the allowance for the potential impact of the AWP settlement in our increased guidance, but we’ll continue to monitor this situation throughout the year to see if a reduction in this allowance is warranted.
Express Scripts increased 2007 guidance represents growth of 26 to 29 percent over 2006. However, Express Scripts stock currently trades at a PE multiple of 17.8 times. This is also a significant discount to our historical PE multiple which has averaged 20 to 22 times. Based on the current PE level and our strong outlook for the future, we believe there is significant up side to our stock price in the short and long term. It is time that Caremark acknowledges the undeniable merits of a horizontal premium transaction. We also firmly believe that our respective stockholders, the market, and planned sponsors and patients, wants to see us talking and moving forward, as a combined standalone PBM.
It is unfortunate that Caremark has refused to allow us to conduct confirmatory due diligence. As I have said before, we and our advisors are ready to meet with Caremark and its advisor to discuss our offer and to begin confirmatory due diligence immediately. Confirmatory due diligence is a process we should be able to complete quickly. In this regard, we remain willing to sign a confidentiality agreement, and concurrently with the due diligence process negotiate a merger agreement with Caremark. I want to be clear that if we were able to identify additional value during confirmatory due diligence, including if we determine that there are great net synergies beyond what we have reflected in our analysis thus far, it could result in an increase to our offer price.
Caremark stockholders should recognize the tremendous opportunity to share in the upside potential of an Express Scripts stock. Caremark stockholders would own a high growth Express Scripts stocks, while in the CVS proposal Caremark stockholders are being offered currency in a lower growth stock. Express Scripts has significantly outperformed CVS over the last 10 years with total stockholder returns of 1531 percent, compared to 315 percent respectively. Also, our proposal offers greater certainty of value provided by its greater cash value. Thus, our offer, including the additional consideration announced today remains superior. It offers Caremark stockholders, both short and long term advantages over the proposed acquisition by CVS.
We are well positioned to consummate our transaction with Caremark, and have taken a number of tangible, important steps to do so. We have committed financing. We commenced an exchange offer to take our offer directly to Caremark’s stockholders. We nominated a slate of four independent directors to Caremark’s board. And we have added the additional consideration in the form of a ticking (ph) fee. At every step of the way, we have kept the door open for Caremark’s board and management to speak to us about the superior value of our combining our companies. We are asking Caremark stockholders to send a strong message to Caremark’s board and management team to conduct a fair process, to protect the value of their investment. We urge Caremark stockholders to vote today the gold card against the proposed CVS transaction.
That concludes our prepared remarks, and at this time, we would be happy to answer any questions. Operator.
OPERATOR: Thank you. At this time, I would like to remind everyone if you would like to pose a question to please press star then the number one on your telephone keypad. We’ll pause for just a brief moment to compile the Q&A roster.
The first question is coming from Tom Gallucci of Merrill Lynch, please go ahead.
JOHN GREEN (ph), MERRILL LYNCH: Thanks, it’s John Green (ph) on for Tom. I’m just wondering whether you’re able to give us any sense of what the FTC is looking for in terms of the scope of what they’re looking for, or any particular issues at this point?
GEORGE PAZ: Sure, I think what I’ll do is have Tom Boudreau, our General Counsel answer that question. Thank you.
TOM BOUDREAU, GENERAL COUNSEL: Yes. We prefer not to talk about the specifics, but I can tell you that we’ve had a number of discussions. We’re in regular contact with the FTC. And as we sit here today we feel the same level of confidence now, the ultimate approval of this transaction in that process that we felt when we announced our proposal on December 18.
So it will be an extended process that we described to you when we announced the proposal, but where our confidence level and the ultimate approval of this is still high.
JOHN GREEN (ph): OK. I mean any sense you can give us at all, of what’s taking the extra time?
TOM BOUDREAU: Again, we’re not — I’m not going to talk about the specific issues, but there are — there’s information that the FTC cannot obtain from us, has to obtain from third parties, and this is the process by which they do that.
JOHN GREEN (ph): OK, fair enough, thanks.
OPERATOR: Thank you. Your next question is coming from Andy Speller of A.G. Edwards, please go ahead.
ANDY SPELLER, A.G. EDWARDS: Hi, good afternoon guys. A couple of things. George, could you, I guess, a sense for — in terms of breaking down the reason I mean in the buckets, like you kind of did before, when you raised your guidance, or Ed, I guess, in terms of where it’s coming from. I mean is it just higher claim growth, profit growth, kind of break it down that way?
GEORGE PAZ: Sure, I’ll take a stab at this. And then I’ll also ask Ed to chime in. But first, let me start our by discussing the fundamentals of our business. You know, today more than ever, the larger employer, the small employer, every employer in country that’s offering healthcare benefits needs help, and there’s really not a better avenue to get help than what the PBMs are able to deliver. And it speaks miles for the opportunities in our space. With the work we did last year in taking our — you know, against the cholesterol lowering products, and driving generic pill rates to an all time high, I think, just speaks to the value that PBMs bring to the marketplace. And working with the plan sponsors, working with the members and continuing to drive value and it’s resonating throughout our industry.
When we started this process I knew that Tom, myself, Ed Stiften and a select few others in our company would need to be focused on this transaction. Because of that, I brought our management team together and asked — told them that what they can do to help us succeed in this endeavor would be for them to remain totally focused on our underlying business, to make sure that service reached all time levels. That we stayed as every bit engaged with our clients, and delivering the values that we can deliver, than we’ve ever done in our past. And I will tell you that has resonated. Our workforce is engaged. Our workforce is delivering. Our sales people are working at the highest levels of productivity for which they’ve ever achieved. And I’ll tell you I am extremely proud of the work that our team is doing. And those things combined have allowed us to renew — have got off to the fastest pace or start that we’ve experienced since I’ve been with this company. And I’ll tell you it’s remarkable to see.
And so our renewal rates are at all time high. Our new sales opportunities are off to a very strong start. Our service levels have never been higher. And I think we’re hitting on all cylinders. Ed, I don’t know if there’s anything you’d like to add?
ED STIFTEN, CFO: Yes, just a little bit. Andy, every year when we put a budget together, we make judgments and assumptions about what we expect to see in terms of script growth and growth in the middle market membership. And we make estimates of what we expect for mid year renewals in terms of what percent of our clients we expect to retain and what kind of rates, et cetera. We also make judgments month by month, about what we expect to happen in drug purchasing costs. We’re constantly in negotiations with generic manufacturers, et cetera, and we monitor those things as we go.
And what we have found is in those three areas, the middle market membership, the mid year renewals and the drug purchasing costs, that all three are trending ahead of budget, and are trending better than what we saw when we put out guidance in the first part of February. So we basically, the only changes we made to this guidance are those business changes that have occurred since the guidance in the first week of February.
ANDY SPELLER: OK, can you give us more of a sense in terms of dollars, or are you still going to be down in terms of script growth, adjusted claim — you know script volume for the year? I mean can you just help us out a little bit framing it.
ED STIFTEN: Yes, this would take script growth up — or script — actually the decline of scripts up of an improvement a little bit over what we saw earlier, but it’s a fraction of a percent in terms of script change. And so it’s a little bit of script change, a little bit of margin improvement and most of the script change come for the mid year renewals, obviously that would just effect the second half of the year, and then the middle market lives, that appears to be an ongoing trend.
GEORGE PAZ: You know, Andy, I think that it’s — you know, we know that this vote is coming and we felt we owed it to our shareholders and the Caremark shareholders to make their vote on the best decisions available at this time.
Once we release our third quarter — actually first quarter earnings of, you know, in April, we will give you a whole lot more color around this, and where we expect the year to ultimately unfold.
ED STIFTEN: And Andy, you know, since we’re talking about a six cents a share in total none of these items is more than one or two cents each.
ANDY SPELLER: OK. Great. One other question, if I could, for Tom, can you talk about the court ruling today out of Delaware and the impact of that?
TOM BOUDREAU: Well, you know, I think the point here is that we believe that our offer is still a superior offer. And we think that the Caremark shareholders are going to be able to see that. So we would focus on the offer that’s on the table. We think it’s superior, and that’s it.
ANDY SPELLER: Do you anticipate the Delaware Supreme Court taking up the case?
TOM BOUDREAU: I don’t have a prediction on that.
ANDY SPELLER: OK. Thank you.

OPERATOR: Thank you. Your next question is coming from Robert Willoughby of Bank of America Securities.
ROBERT WILLOUGHBY, BANK OF AMERICA SECURITIES: Hi, George or Ed, the incremental tick (ph) fee there 0.00481, I think you said, that, I assume is per business day, correct? Or is that Saturdays Sundays as well?
GEORGE PAZ: That’s calendar day.
ROBERT WILLOUGHBY: OK. And is — I think you said it, but no incremental share repurchase assumption in that guidance that you just gave?
GEORGE PAZ: That’s a great point. I don’t know that we provided that level of detail but this does not include that. Good catch.
ROBERT WILLOUGHBY: OK, thank you.
OPERATOR: Thank you. Once again, if you would like to pose a question, please press star then one on your touch-tone phone at this time. Thank you. Your next question is coming from Kemp Doliver of Cowen and Company, please go ahead.
KEMP DOLIVER, COWEN AND COMPANY: I’m covered for now. Thank you.
OPERATOR: Thank you. Your next question is coming from Art Henderson of Jefferies and Company, please go ahead.
ART HENDERSON, JEFFERIES AND COMPANY: A follow up question on the FTC issue, there wasn’t anything that the FTC has come back to you on that surprised you that you don’t feel is manageable, do you?
TOM BOUDREAU: Well as I indicated — this is Tom Boudreau again — as I indicated earlier, our level of confidence in obtaining ultimate approval for this transaction remains quite high, and it’s as high as it’s ever been as we’ve gone through this transaction.
ART HENDERSON: OK. Thanks very much.
OPERATOR: Thank you. Your next question is coming from Steve Halper of Thomas Weisel Partners, please go ahead.
STEVE HALPER, THOMAS WEISEL PARTNERS: Hi. If you look at the growth prospects of the business, on a standalone basis, they’re clearly accelerating. The company is doing everything right. Why do you need Caremark to enhance that growth even more because on a standalone basis you’re doing a phenomenal job? So try to explain that to me, now in light of this, obviously improved operating environment that you’re seeing why do you really need Caremark?
GEORGE PAZ: Well, you know, I think we don’t need Caremark, quite honestly. But I’ll tell you what, if you look at the value we bring to our clients, and what we can do to drive down trend, it’s significant.
STEVE HALPER: Right, but you’re doing that anyway.
GEORGE PAZ: I understand that. But when we put our two companies together, I believe that quite frankly they’re better at selling mail (ph) than we are. We’re better at selling generics than they are. I think you put these two companies together, we actually take this to a whole new level. And I think it could even increase the values even more. You know, because the opportunities in front of us look great, significant, that doesn’t mean they can’t even be better. And I think, when we put these two companies together, the outlook can even be greater.
STEVE HALPER: It’s hard to- you know, at least from my perspective it’s hard to see how you can top the recent performance in your own business with a — this kind of transaction but that’s — I’ll leave it to that.

GEORGE PAZ: You know, I’d also like to say that, you know, you make a very good point, as well, in that I’ll tell you, you know, we are going to stay disciplined in this process. We are going to actively try to get Caremark’s management to allow us to do due diligence so that we can truly determine the value of their organization. As I’ve said many times in the past, if they’ve uncovered $500 million of synergies by putting a very small and a large PBM together, how many synergies could there be in putting our two companies together? And we’re willing to share those opportunities, you know, provided they’re there. And so I think that that’s great.
But the other side to this coin is whether we end up with this property or not. Express Scripts is a great bet. Trading at a 0.64 peg ratio. There’s tremendous room to run in our company and it gives the Caremark shareholders a tremendous upside if we put this deal and it give the existing Express Scripts shareholders tremendous opportunity, whether or not we put this deal together. So I’m excited about this industry and where we’re headed.
STEVE HALPER: Thanks.
GEORGE PAZ: One more question, please.
OPERATOR: OK. Your next question is coming from Jennifer Hills of Goldman Sachs, please go ahead.
JENNIFER HILLS, GOLDMAN SACHS: Good evening. One of your competitors recently commented in a conference call that they’re not seeing smaller PBMs, investment files for new business. Can you comment on what you’re seeing in the competitive environment?
GEORGE PAZ: Sure, absolutely. You know, I think that there’s no question that a couple of our PBM competitors would prefer that this deal didn’t go through, and I think that, you know, those calls are being logged in all over the place. I would tell you that the competition is as big as ever. You know, we did a lot of analysis for the FTC looking at the current marketplace. And I’ll tell you, many, many large employers user more than one PBM. And that PBM may take several forms. For example, if a pro — if a company has a diverse workforce spread across the country, they may use United in one section of the country, using United’s PBM which may or may not be Pacific Care or Medco. And another area of the country that same employer may be using Aetna and their PBM or Cigna and their PBM, and overall all of their indemnity lives may be with Express Scripts.
If you look inside of, you know, these aren’t simple, here’s my only choice, here’s who I’m with. Many employers provide HMO, PPO and indemnity programs for their employees and they could have different service offerings. So I think that there’s tremendous amount of competition out there, and we see some of the big opportunities last year went to some of the small competitors for which Caremark, Medco, and Express Scripts were all trying to compete for the business, and unfortunately all three of us lost. So I think this is a very dynamic and competitive marketplace.
JENNIFER HILLS: Thank you.
OPERATOR: Thank you. And now at this time, I would like to turn the floor back to Mr. Paz for any closing comments, please go ahead, sir.
GEORGE PAZ: Well again, I thank you all very much, again for joining us on short notice. We are extremely excited about this transaction. And we look forward to meeting with Caremark management to work with them in order to put a deal together, so thank you very much.
OPERATOR: Thank you. This concludes today’s Express Scripts conference call. You may now disconnect your lines at this time and have a wonderful evening.
END